Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc.

110 Yonge Street, Suite 1601

Toronto, ON M5C 1T4

Item 2	Date of Material Change

April 2, 2024

Item 3	News Release

The press release attached as Schedule “A” was released on April 3, 2024 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

April 3, 2024

SCHEDULE “A”

DIGIHOST ANNOUNCES 2023 YEAR END FINANCIAL RESULTS

AND PROVIDES OPERATIONAL UPDATE

Houston, TX – April 3 2024 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based blockchain technology and computer infrastructure company, is pleased to provide a summary of the Company’s audited financial results for the year ended December 31, 2023 (all amounts in U.S. dollars, unless otherwise indicated), and a 2024 year-to-date update on operations. The Company’s audited consolidated financial statements and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2023 have been filed and made accessible under the Company’s continuous disclosure profile on EDGAR at www.sec.gov/edgar and on SEDAR+ at www.sedarplus.ca.

Michel Amar, Chairman and CEO of Digihost, commented, “Despite a challenging 2023, the Company is very pleased to announce that is has reported an increase in revenue over the prior year as well as an increase in Adjusted EBITDA. 2023 was a transformative year for Digihost as we completed the acquisition of a 60 MW power plant in North Tonawanda, NY, and entered into agreements with established partners that enabled us to differentiate our revenue steams.”

Amar continued, “Looking forward to 2024, the Company is positioned to significantly increase its hashing power by the end of the year, with the goal of reaching approximately 6 EH. Digihost will continue to target locations and markets with low-cost, under-utilized renewable energy where the Company can help support local communities. The Company also expects to continue to expand its electrical infrastructure and data centers to provide operational control and security over its assets.”

Highlights for Fiscal 2023 are as follows:

●	Revenue of $26.11 million, compared to $24.19 million in the prior year, as the Company diversified its revenue verticals through various colocation agreements and the sale of energy;

●	Adjusted EBITDA* of $1.59 million, an increase of 207% over 2022;

●	Total assets of $42.30 million;

●	Property, plant, and equipment consisting primarily of the Company’s Bitcoin (“BTC”) miners and mining support infrastructure of $33.38 million.

●	Minimal long-term loans payable of $0.356 million.

	Year Ended
(U.S.$ in thousands except per share data)	December 31 2023	December 31 2022
Revenue from digital currency mining	18,128	24,190
Revenue from colocation services	1,675	-
Revenue from sale of electricity	3,037	-
Revenue from sale of energy	3,272	-
Cost of sales	(20,856)	(20,278)
Depreciation and amortization	(14,923)	(10,709)
Gross profit (loss)	(9,667)	(6,797)
General and administrative and other expenses	(5,396)	(8,292)
Gain on sale of property, plant, and equipment	-	1,141
Loss on settlement of debt	-	(294)
Foreign exchange	(1,377)	3,973
Gain (loss) on disposition of cryptocurrencies	946	(11,574)
Loss on digital currency option calls	-	(1,950)
Change in FV of loan payable	(311)	-
Change in FV of promissory note receivable	51	-
Other Income (expense)	55	(51)
Change in fair value - Miner Lease Agreement	(268)	1,693
Gain (loss) on revaluation of digital currencies	11	(3,257)
Impairment of goodwill and data miners	(1,364)	(2,817)

Operating income (loss)	(17,321)	(28,227)
Revaluation of warrant liabilities	(4,522)	32,010
Private placement issuance costs	-	(695)
Net financial expenses	(42)	(296)
Net income (loss) before income taxes	(21,885)	2,791
Income tax expense	-	-
Deferred tax (expense) recovery	-	1,537
Net income (loss) for the year	(21,885	4,329
Foreign currency translation adjustment	1,263	(3,659)
Revaluation of digital currency, net of tax	-	(3,706)
Total comprehensive income (loss) for the year	(20,622)	(3,036)
Basic and diluted income (loss) per share	(0.77)	0.16
Weighted average number of subordinate voting shares outstanding – diluted	28,573,101	27,227,284

*	ADJUSTED EBITDA – NON-IFRS MEASURE

Adjusted EBITDA is a non-IFRS financial measure and should be read in conjunction with, and should not be viewed as an alternative to or replacement of, measures of operating results and liquidity presented in accordance with IFRS. Readers are referred to the reconciliations of non-IFRS measures included in the Company’s MD&A and in the table below.

The following table provides a reconciliation of net income to Adjusted EBITDA for the fiscal years ended December 31, 2023 and 2022.

Twelve months ended December 31,	2023	2022
	$	$
Income (loss) before other items	(21,729,107)	4,329,342
Taxes and Interest	42,134	(1,299,263)
Depreciation	14,923,419	10,709,108
Revaluation of warrant liabilities	4,522,523	(32,010,637)
FV Changes	999,020	11,115,067
Gain on sale of equipment	-	(1,140,658)
Impairment of goodwill and PPE	1,363,941	2,816,783
Transaction costs	-	695,170
Share based compensation	1,620,777	3,296,238
Adjusted EBITDA	1,586,404	(1,488,850)

The Company achieved significant milestones during 2023:

●	The Company completed an all-cash acquisition of a 60 MW power plant in North Tonawanda, NY;

●	Achieved a Bitcoin mining hashrate of 2 EH/s, representing an increase of 180% on a year-over-year basis;

●	Acquired approximately 1,700 high performance BTC miners during Q1 2023;

●	Expanded its revenue streams by entering into new colocation and energy sale agreements, as approximately 31% of the Company’s 2023 revenues are for services outside of digital currency mining; and

●	Consistent with management’s ongoing commitment to minimize equity dilution for its shareholders, the Company monetized a portion of its BTC production to fully fund its energy costs and capital expenditures during the year.

The growth generated by Digihost during 2023 has continued into the first quarter of 2024. To date, operational achievements of the Company for 2024 are the following:

●	Signed a multi-year hosting agreement with one of the world’s leading manufacturers of digital currency mining servers. Under the agreement, Digihost will receive an upfront deposit along with 4,640 S19 XPs (21.5W/TH), which equates to approximately 14MW of hosting. The Company plans to deploy these next generation, highly energy efficient and high-performance miners prior to the next Bitcoin halving. The deployment is expected to result in a hash rate increase of approximately 700 PH/s, bringing Digihost’s total hash rate to 2.4 EH/s;

●	The Company held cash, BTC and cash deposits of approximately $6.2 million as of March 31, 2024 (based on a BTC price of $71,333 as of March 31, 2024 per CoinMarketCap), as compared to $2.8 million as of December 31, 2024 (based on a BTC price of $42,265 as of December 31, 2023 per CoinMarketCap), representing an increase of approximately 121% since the end of 2023;

●	Repaid in full a $0.7 million secured loan facility.

Operations Update

Presently, Digihost’s consolidated operating capacity across its three sites represents approximately 90MW of available power and is mining at hashrate of 2 EH/s.

Outlook

Digihost’s strategic growth plan is to continue to diversify its mining operation while accessing clean sources of energy. The Company plans to execute on this plan by expanding its current operational footprint in New York and Alabama and is working towards accessing power and building infrastructure in other locations by the end of 2024 that would lead to an increase in the Company’s hashing power by approximately 4EH.

At-the-Market Financing Update

On March 4, 2022, the Company entered into an offering agreement with H.C. Wainwright & Co., LLC (the “Agent”) as agent, pursuant to which the Company established an at-the-market equity program (the “ATM Program”). From the commencement of the ATM Program through December 31, 2023, the Company issued 556,954 subordinate voting shares in exchange for gross proceeds of $1,088,372, at an average share price of $1.95, and received net proceeds of $1,048,285 after paying commissions of $32,651 to the Agent and incurring $7,436 of other transaction fees.

Subsequent to year-end through the expiry of the ATM Program on March 23, 2024, the Company issued 3,600 subordinate voting shares in exchange for gross proceeds of $5,457, at an average share price of approximately $1.52, and received net proceeds of $5,032 million after paying commissions of $164 to the Agent and incurring $261 of other transaction fees.

About Digihost

Digihost is a growth-oriented technology company focused on the blockchain industry. The Company operates from three sites in the U.S. and, in addition to managing its own operations, provides hosting arrangements at its facilities.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.